EXHIBIT 21

SUBSIDIARIES

China Education Alliance, Inc. has the following subsidiaries:

Name	Jurisdiction	Percentage of Ownership
1. Harbin Zhong He Li Da Education Technology, Inc.	The People’s Republic of China	100%
2. Zhonghe Education Training Center	The People’s Republic of China	100%
3. Beijing Hua Yu Hui Zhong Technology Development Co., Limited.	The People’s Republic of China	70%
4. World Exchanges, Inc.	Canada	70%